UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

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ASTRONICS CORPORATION

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NEW YORK	0-7087	16-0959303
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

130 Commerce Way, East Aurora, New York
(Address of principal executive offices)

David C. Burney, Vice President-Finance, Chief Financial Officer, and Secretary, (716) 805-1599
(Name and telephone number, including area code,
of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.
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Section 1- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Astronics Corporation (the “Company”) evaluated its product lines and determined that certain products we manufacture (or contract to manufacture) contain tin, tungsten, tantalum and/or gold (“3TG”). The survey of our suppliers revealed that our supply chain is still in the process of determining the source and chain of custody of the conflict minerals, and as a result we have filed a Conflict Minerals Report.
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www.astronics.com under “About Astronics>Conflict Minerals”.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this form.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 (b) and 1.02 of this form.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ David C. Burney	May 24, 2018
Executive Vice President and Chief Financial Officer	Date